02030153

Form SE
Form for Submission of Paper Format Exhibits by Electronic Filers

FORM SE-FORM FOR SUBMISSION OF PAPER FORMAT

EXHIBITS BY ELECTRONIC FILERS

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC

FILERS

Exact name of registrant Registrant CIK Number 0000848446
Vulcan International Corp.
as specified in charter
300 Delaware Avenue
Suite 1704
Wilmington, Delaware 19801

Electronic report, schedule or SEC file number, if available 001-10219

registration statement of which the

documents are a part (give period of January 01, 2001 through

report) Form 10-K December 31, 2001

Name of Person Filing the Document

(If Other than the Registant)

SIGNATURES

Filings Made By the Registrant:

This Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of CINCINNATI State of OHIO, 2002

____

(Registrant)

By: Vernon L. Bachman
VICE PRESIDENT SECRETARY-TREASURER
(Name and Title)

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on ______, 19 _, that the information set forth in this statement is true and complete.

By: ______________

(Name)

____

(Title)

GENERAL INSTRUCTIONS TO FORM SE

i. *Use of Form SE*

a. This form shall be used by an electronic filer for the submission of any required paper format exhibit pursuant to the Securities Act of 1933, the Securities Exchange Act of 1934, the Public Utility Holding Company Act of 1935, the Trust Indenture Act of 1939, or the Investment Company Act of 1940, *provided that* submission of such exhibit in paper format is permitted pursuant to Rule 201 or Rule 202 of Regulation S-T (§ § 232.201 and 232.202 of this chapter). It also may be used for the submission of any other paper format document permitted by Rule 311 of Regulation S-T (§ 232.311 of this chapter).

b. Attention is directed to the General Rules and Regulations under the Securities Act of 1933, the Securities Exchange Act of 1934, the Trust Indenture Act of 1939, the Public Utility Holding Company Act of 1935 and the Investment Company Act of 1940. Requirements applicable to electronic submission are set forth in Regulation S-T (Part 232 of this chapter) and the EDGAR Filer Manual. preparation & filing

Item ii. *Preparation and Filing of the Form*

a. Four complete copies of the form and exhibits shall be submitted in paper format.

b. The Form SE shall be submitted in the following manner:

   1. If the subject of a temporary hardship exemption is an exhibit only, the exhibit shall be filed under cover of this form no later than one business day after the date on which the exhibit was to be filed electronically.

   2. An exhibit filed pursuant to a continuing hardship exemption, or any other document filed in paper under cover of Form SE (other than an exhibit filed pursuant to a temporary hardship exemption), as allowed by Rule 311 of Regulation S-T, may be filed up to six business days prior to, or on the date of filing of, the electronic format document to which it relates but shall not be filed after such filing date. If a paper document is submitted in this manner, requirements that the document be filed with, provided with or accompany the electronic filing shall be satisfied. Any requirements as to delivery or furnishing the information to persons other than the Commission shall not be affected by this Instruction.

c. The registrant, or person other than the registrant, shall identify the documents being filed. Attach any paper format exhibit and an exhibit index as required by Item 601 of Regulation S-K (§ 229.601 of this chapter).

d. One copy of the form shall be manually signed by each person on whose behalf the form is submitted or by an authorized representative. If the form is signed by the authorized representative of a person (other than an executive officer or general partner), evidence of the authority of the representative to sign on behalf of such person shall be filed with the form, provided, however, that a power of attorney for this purpose that is already on file with the Commission may be incorporated by reference.

e. If the form is submitted in connection with a temporary hardship exemption, signatures may be in typed form rather than manual format.

COMPARE 5-YEAR CUMULATIVE TOTAL RETURN AMONG VULCAN INTERNATIONAL CORP., AMEX MARKET INDEX AND PEER GROUP INDEX


DOLLARS
225
200
175
150
125
100
75
50
25
0
1996
1997
1998
1999
2000
2001
VULCAN INTERNATIONAL CORP.
PEER GROUP INDEX
AMEX MARKET INDEX

ASSUMES $100 INVESTED ON JAN. 1, 1997
ASSUMES DIVIDEND REINVESTED
FISCAL YEAR ENDING DEC. 31, 2001